UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914, 333-266481 and 333-289027) and Form F-3 (File Nos. 333-271884 and 333-288709).

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) announces that at the combined ordinary and extraordinary meeting of shareholders held on June 30, 2026 (the “Meeting”), the Company’s shareholders approved all of the proposals brought before the meeting, as described in the following Agenda, with the exception of the 16th proposal to approve a capital increase reserved for employees. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 1,499,359,900 ordinary shares of the Company, and 16,376 ordinary shares, together representing 1,499,376,276 ordinary shares in total (99.9% of the ordinary shares outstanding as of the record date), were voted at the meeting.
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Sequans Communications S.A.
Resolutions – Combined Ordinary and Extraordinary Meeting of Shareholders

Ordinary Matters

1.Approval of the statutory financial statements for the year ended December 31, 2025
For:      1,486,663,576
Against:      1,432,600
Abstain:      11,280,100

2.    Approval of the consolidated accounts for the year ended December 31, 2025
For:      1,497,707,076
Against:      1,432,600
Abstain:      236,600

3.    Correction of the third resolution of the combined general meeting of June 30, 2025 – allocation to the legal reserve
For:      1,497,208,476
Against:      1,842,900
Abstain:     324,900

4.    Appropriation of net profit for the year ended December 31, 2025
For:      1,497,327,276
Against:      1,845,000
Abstain:      204,000

5.    Agreements with related parties
For:      1,481,741,476
Against:      17,436,200
Abstain:      198,600

6.    Approval of the compensation plan for non-executive directors
For:      1,495,287,776
Against:      3,399,400
Abstain:      689,100

7.    Renewal of Ms. Maria Marced as director
For:      1,480,837,976
Against:      18,227,900
Abstain:      310,400

8.    Acknowledgment of the end of the terms of Mr. Hubert de Pesquidoux and Mr. Yves Maitre as directors
For:      1,497,421,176
Against:      1,782,700
Abstain:     172,400

9.    Appointment of the statutory auditor
For:      1,497,972,176

Against:      1,140,300
Abstain:      263,800

Extraordinary Matters

10.    Issuance of stock subscription warrants to subscribe up to 25,000,000 ordinary shares (representing, to date, 250,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Ms. Maria Marced Martin and Messrs. Jason Cohenour, Wesley Cummins, Richard Nottenburg, and Zvi Slonimsky; powers to be granted to the Board of Directors
For:      1,475,924,376
Against:      21,661,900
Abstain:      1,790,000

11.    Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class
For:      1,477,059,576
Against:      21,540,900
Abstain:      775,800

12.    Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors
For:      1,443,183,476
Against:      55,579,500
Abstain:      613,300

13.    Setting an overall ceiling of 150,000,000 ordinary shares (representing, to date, 1,500,000 ADS) for issues of stock subscription warrants and restricted free shares granted pursuant to resolutions 11 and 12 of this general shareholders’ meeting
For:      1,495,032,276
Against:      3,441,700
Abstain:      902,300

14.    Authority delegated to the Board of Directors to carry out a capital increase representing up to a maximum nominal amount of €7,500,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders
For:      1,466,275,376
Against:      31,223,300
Abstain:      1,877,600

15.    Amendment of the by-laws to permit written consultation and voting by correspondence of directors
For:      1,495,881,876
Against:      3,112,800
Abstain:      381,600

16.    Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees
For:     74,278,600
Against:      1,422,947,076
Abstain:      2,150,600

17.    Powers and formalities
For:      1,496,184,476
Against:      2,580,500
Abstain:     611,300

Item 1. Change in Registrant's Certifying Accountant

At the Meeting in the Ninth Resolution, the shareholders approved the appointment of Forvis Mazars S.A. as the Company's independent public accounting firm for the fiscal years ending December 31, 2026 to December 31, 2031, with the mandate expiring with the annual shareholders' meeting in 2032. The six-year mandate is required by French law. Forvis Mazars S.A. replaces Ernst & Young Audit, whose term concluded effective June 30, 2026. The decision to change auditors was approved by the Audit Committee.

Regarding the Outgoing Auditor — Ernst & Young Audit:

•The audit reports of Ernst & Young Audit on the Company's consolidated financial statements for each of the fiscal years ended December 31, 2024 and 2025 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report for the inclusion of year ended December 31, 2025 included an explanatory paragraph on the Company’s ability to continue as a going concern.

•As defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F, during the fiscal years ended December 31, 2024 and 2025, and through the effective date of the change, there were no disagreements between the Company and Ernst & Young Audit on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young Audit, would have caused Ernst & Young Audit to make reference to the subject matter of the disagreement in connection with its reports.

•As defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F, there were no "reportable events", except as it relates to the identification of material weaknesses in internal control over financial reporting as disclosed in Item 15.B of the Company's 2025 Annual Report on Form 20-F.

Regarding the Incoming Auditor —Forvis Mazars S.A.:

During the fiscal years ended December 31, 2024 and 2025, and through the date hereof, neither the Company nor anyone acting on its behalf consulted Forvis Mazars S.A. regarding:

(i)either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; and neither a written report was provided to the Company, nor oral advice was provided, that Forvis Mazars S.A. concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue;
(ii)or any matter that was the subject of a disagreement (as described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the related instructions to this Item) or reportable event (as described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the related instructions to this Item).

The Company has provided Ernst & Young Audit with a copy of the foregoing disclosures. A letter from Ernst & Young Audit stating whether it agrees with the statements made herein is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Ernst & Young Audit letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: June 30, 2026	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer